Filed by Dobson Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject company: Dobson Communications Corporation
(Registration No. 333-122089)

News Releases

Dobson Communications Launches Preferred Stock Exchange Offer and Consent Solicitation

OKLAHOMA CITY, Feb. 15, 2005 — Dobson Communications Corporation (“Dobson” or the “Company”) (Nasdaq:DCEL) announced the launch of its offer to exchange cash and stock for up to all of its outstanding 12.25% Senior Exchangeable Preferred Stock and 13% Senior Exchangeable Preferred Stock (the “Exchange Offer”). On Monday, February 14, 2005, the Securities and Exchange Commission declared effective the Company’s amended S-4 filing related to the Exchange Offer.

For each share of preferred stock tendered, accepting holders will receive (1) cash in the amount of $301 and (2) one share of Dobson’s newly created Series J Mandatory Convertible Preferred Stock (“Series J Preferred Stock”). Each share of Series J Preferred Stock is convertible at the option of the holder into 209 shares of Dobson’s Class A Common Stock, and will automatically convert into 209 shares of Dobson’s Class A Common Stock if the volume weighted average price of the Class A Common Stock for any 20-trading-day period ending on a date following the Authorization Date (as described below) exceeds $2.25 per share. If the Exchange Offer is consummated, Dobson intends to seek common shareholder approval of an increase in the amount of its authorized Class A Common Stock at its 2005 Annual Meeting of Stockholders to permit the conversion of all outstanding shares of Series J Preferred Stock issued in the Exchange Offer. No conversion of the Series J Preferred Stock will be permitted until after the date such approval is obtained (the “Authorization Date”).

The Series J Preferred Stock will have a liquidation preference per share in an amount equal to the greater of (1) $560 plus amounts accreting thereon, and (2) the amount to be received upon liquidation on an as-converted basis. The liquidation preference will initially accrete at a rate of 1.5% per annum, with such rate increasing semi-annually thereafter by 1% per annum until redemption or conversion. The Series J Preferred Stock is subject to mandatory redemption on November 1, 2013.

As part of the Exchange Offer, Dobson will also solicit consents from holders of its 12.25% preferred stock and 13% preferred stock to (1) amend the respective certificate of designation governing each series of preferred stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to such series of preferred stock and (2) waive compliance by Dobson with the provisions of such certificates of designation that are proposed to be eliminated by the proposed amendments until the proposed amendments become effective or until 18 months after the expiration date of the Exchange Offer (the “Consent Solicitation”). A holder of preferred stock that delivers such consent and waiver will not be entitled to any fee or other additional consideration in connection therewith.

The Exchange Offer and Consent Solicitation will expire, unless terminated or extended, on March 15, 2005.

The dealer manager and solicitation agent for the concurrent Exchange Offer and Consent Solicitation is Houlihan Lokey Howard & Zukin Capital, Inc.

Questions regarding the Exchange Offer and Consent Solicitation may be directed to and a copy of the written prospectus relating to the Exchange Offer and Consent Solicitation may be obtained from the information agent, Bondholder Communications Group, 30 Broad Street, 46th Floor, New York, New York 10004 at (212) 809-2663. These securities are offered only by means of a written prospectus. This is neither an offer to sell nor a solicitation of an offer to buy any securities.

Company Information

Dobson is a leading provider of wireless phone services to rural markets in the United States. Headquartered in Oklahoma City, Dobson owns wireless operations in 16 states. For additional information on Dobson and its operations, please visit its Website at http://www.dobson.net.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to risks and uncertainties. These include, but are not limited to, statements regarding the Company’s plans, intentions and expectations. Such statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. These risks include, but are not limited to, the following: uncertainties associated with future revenue and revenue growth; the impact of the Company’s significant leverage on its operating plans; and various other uncertainties associated with the telecommunications industry and the Company’s operations in particular. A more extensive discussion of the risk factors that could impact these areas and the Company’s overall business and financial performance can be found in the Company’s reports and other filings filed with the Securities and Exchange Commission, including the registration statement relating to the Exchange Offer. Given these concerns, investors and analysts should not place undue reliance on forward-looking statements.

CONTACT:	Dobson Communications Corporation
J. Warren Henry
(405) 529-8820